Exhibit 99.1

NEWS RELEASE

Media Contact:
Jeff Siegel
(516) 569-4271

MMI INVESTMENTS, L.P. DEMANDS DHT HOLDINGS, INC. REINSTATE ITS DIVIDEND AND STRENGTHEN ITS BOARD

NEW YORK, NY, March 3, 2010 - - MMI Investments, L.P., the largest stockholder of DHT Holdings, Inc. (NYSE:DHT), announced today that it has sent a letter to Erik A. Lind, Chairman of the Board of DHT, demanding a reinstatement of the company’s dividend and the addition of Robert N. Cowen, a shipping industry veteran with over 30 years of experience including with DHT’s former parent company, Overseas Shipholding Group, Inc., to the DHT Board of Directors.

Clay Lifflander, President of MMI, stated: “In the six months through February since DHT eliminated its dividend, a move that was never necessary in our view, the stock price dropped more than -30% at the same time as the average total return of its peers, all of whom currently pay dividends, was +19.5%.  We believe DHT’s stockholders deserve better returns on their investment and improved performance from management and the Board.  We therefore strongly urge the reinstatement of a dividend of $0.10 per share quarterly and the appointment of Bob Cowen to DHT’s Board of Directors.”

The full text of MMI’s letter follows:

March 2, 2010

Erik A. Lind
Chairman of the Board
DHT Holdings, Inc.
26 New Street
St. Helier, Jersey JE23RA
Channel Islands

Dear Mr. Lind:

As the largest stockholder of DHT Holdings, Inc. (“DHT” or the “Company”), MMI Investments, L.P. (“MMI”) is greatly frustrated with the poor performance of DHT stock, which is near its all-time low, and DHT’s valuation, which is at a severe discount to its peer group (see attachment: “DHT Peer Valuation”).  We believe this underperformance is directly related to repeated poor decisions by management and the Board, such as the elimination of the Company’s dividend, and that stockholder value will continue to erode unless immediate action is taken.  The board should act immediately to reinstate the dividend at a $0.10 per share quarterly rate and appoint as a member of the Board, Robert N. Cowen, a shipping industry veteran with over 30 years experience (including with DHT’s former corporate parent, Overseas Shipholding Group, Inc. (“OSG”)), as detailed below:

1)	Reinstate the Dividend

DHT’s dividend strategy has been consistently erratic, shifting between paying out all available cash flow to paying a regular $0.25 quarterly dividend “to provide shareholders with a stable and visible distribution”1, to the dividend’s complete elimination in September – six months after the stock market bottomed and began its historic rise.  This last decision was particularly toxic to stockholders, causing shares to plummet by more than 21% on the day of its announcement, due in part, we believe, to its inexplicability in the face of the nearly $40 million in free cash flow virtually guaranteed to the Company by its long-term charter agreements with OSG.

DHT’s zero dividend policy is not only inconsistent with its own intrinsic fundamentals, it is also dramatically out-of-step with its peers.  DHT’s free cash flow yield2 at 23% is more than quadruple the mean of its comparable companies, who average a 5.3% dividend yield and who all currently pay dividends, including those who previously eliminated their dividend during the crisis.  MMI recommends a quarterly dividend of $0.10 per share, which would leave significant free cash flow for debt repayment or other deployment in 2010 and 2011, even with the scheduled amortization of debt in 2011 (see attachment: “DHT Dividend Analysis”).  A $0.10 per share quarterly dividend would also make DHT’s dividend yield a robust 11.4%, at a premium to its peers – a virtual necessity for stock price appreciation, which would drive the yield closer to parity.

2)	Strengthen the Board

The Board’s non-dividend capital allocation decisions have also frequently seemed rash, and been dilutive to stockholder value.  DHT’s only acquisitions since inception, the two Suezmax tanker purchases announced in 2007, were acquired at the top of the market for a total expenditure of $183 million.  Today they are worth roughly half that amount in our opinion.  In light of this poor acquisition track record, we believe the stated reason for eliminating the dividend, i.e. augmentation of the Company’s cash balance for potential acquisitions, only served to further unnerve stockholders.

We also believe this Board’s decision to complete an equity offering in March 2009 was similarly troubling and ill-timed.  The offering came near the bottom of the stock market crisis, was priced less than a dollar above DHT’s all-time low stock price and at a dividend yield of 23% (which would subsequently become unsustainable because of the offering itself).  Notably the unsustainable $0.25 per share quarterly dividend was eliminated only after it had been paid once to the new stockholders.  As if to add insult to injury, at the time of the dividend elimination the offering proceeds were concurrently used to prepay debt in excess of the Company’s required covenant (ironically to the level at which DHT would be permitted to issue further dividends), and without receiving any concessions from its lender.

This past performance suggests that additional expertise and oversight at the Board level would benefit DHT and its stockholders.  Therefore MMI strongly urges the immediate addition of Robert N. Cowen to the DHT board.  Bob Cowen has over 30 years of experience in the oil tanker and dry bulk shipping business, having been Chief Operating Officer of DHT’s former parent company, OSG, and Chairman and Chief Executive Officer of OceanFreight Inc., a dry bulk shipping company for which he led its successful IPO and fleet start-up. The future opportunities afforded by the current industry weakness and the challenges presented by DHT’s escalating costs, both corporate and operating, require seasoned operational leadership which could augment the Board’s largely finance-related backgrounds.  We believe Bob Cowen’s experience, intelligence and business acumen are well-suited to DHT’s challenges and opportunities, and that he would be a great asset to the Board.
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1 Company press release, 1/4/08, “Double Hull Tankers, Inc. Sets Dividend Policy to a Fixed Annual Amount of $1.00 per share”
2 Calculated as DHT consensus 2010 free cash flow divided by market capitalization of $171 million on 2/26/10.  All references herein to stock price, performance, valuations and yields refer to DHT’s closing price of $3.52 on 2/26/10.

We recommend expansion of the Board in part because of management’s comments on the February 16th, fourth quarter of 2009 earnings call, which suggest to us that they may not share stockholders’ frustration with the performance of DHT’s shares.  Notably, Chief Executive Officer Ole Jacob Diesen’s remark that “…If we were to buy back shares, the share price has to be even lower” indicates an astounding belief that the stock is presently over-valued.  We believe this is completely inconsistent with the facts.  As we demonstrate in the attached “DHT Peer Valuation”, DHT’s stock price is presently at a 75% or greater discount to its value at its peers’ average multiples of 2010 and 2011 EBITDA, i.e. an implied stock price of approximately $6.16-$6.41 (versus $3.52 on 2/26/10) were it valued like its peers.  On a net asset value basis (using management’s last estimate of DHT’s fleet value, $400 million) DHT is trading for less than its fleet value on an unchartered basis, despite the roughly $100 million at least in free cash flow to be collected by DHT through 2012 when the charters begin to roll off.  This is in spite of the premium-worthy stability of DHT’s free cash flow generation from the long-term charters, and assumes virtually no additional hire in the next two years from improvement in rates.  However, if market conditions continue to improve such that DHT does earn additional hire or fleet values rise, we believe the preceding valuation estimates will prove to be far too conservative.

In the six months since DHT eliminated its dividend its stock has dropped -30.7% whereas the average total return of its peers is +19.5%.  We believe investors, many of whom chose DHT for its fundamental stability, have suffered more than enough capital loss and income disruption in service of a strategy so opaque and ill-communicated as to suggest there is no real strategy at all.  We urge the immediate appointment of Mr. Cowen to the Board and reinstatement of the dividend to encourage strategic stability and focus and improved stock performance.  Please inform us of your intentions regarding these two proposals by March 12, 2010.  Mr. Cowen has indicated to me that he is available to discuss these issues with you, as are we.  Please contact me at (212) 586-4333 with any questions.

Sincerely,

/s/ Clay Lifflander

Clay Lifflander

Attachments
Cc:          Ole Jacob Diesen
Robert N. Cowen
Members of the Board of Directors

DHT Peer Valuation

($ in millions)				Enterprise Value /						CY10Eb	6-Month
		Price	Market	CY09Ea		CY10Ea		CY11Ea		FCF	Total Stock	Dividend
Company	Ticker	2/26/10	Value	EBITDA		EBITDA		EBITDA		Yield	Return	Yieldc
General Maritime	GMR	$7.23	$401	9.7	x	9.2	x	9.5	x	18.8%	-1.7%	6.9%
Frontline Limited	FRO	26.95	2,098	9.7	x	8.8	x	8.9	x	-3.1%	29.0%	3.7%
Overseas Shipholding	OSG	44.49	1,351	13.4	x	7.9	x	6.5	x	-16.1%	30.8%	3.9%
Teekay Corporation	TK	25.14	1,842	11.3	x	9.1	x	8.8	x	5.5%	49.4%	5.0%
Tsakos Energy	TNP	14.91	562	9.2	x	10.0	x	9.4	x	-2.3%	-3.5%	4.0%
Nordic American	NAT	29.06	1,363	21.1	x	9.8	x	8.4	x	-6.2%	-0.4%	3.4%
Ship Finance	SFL	15.90	1,229	11.2	x	12.2	x	13.5	x	19.3%	32.6%	7.5%
Knightsbridge Tankers	VLCCF	15.41	264	9.9	x	5.9	x	5.9	x	23.1%	20.3%	7.8%

			Average	11.9	x	9.1	x	8.9	x	4.9%	19.5%	5.3%

DHT Holdings	DHT	$3.52	$171	5.8	x	6.8	x	6.5	x	23.0%	-30.7%	0.0%

Implied DHT Price based on Peer Metric				$12.18		$6.16		$6.41		$16.60	$6.07
% Appreciation from Current Price				245.9%		75.0%		82.2%		371.5%	72.5%

(a) Market Value, Enterprise Value, and EBITDA estimates are from Cantor Fitzgerald's "The Ship's Log" research report dated March 1, 2010.
(b) FCF estimates are from various Wall Street research analysts.
(c) Bloomberg indicated gross yield.

DHT Dividend Analysis
($ in millions)

Long-Term Debt	$293.0
Derivative Financial Instruments	18.4
Total Financing	311.5

Assumed Ship Value a	400.0
Leverage Ratio	1.28	x

12/31/09 Cash	72.7
Required Pay-Down for 1.35x covenant	(15.2)
Pro Forma Cash	57.5

Consensus 2010 FCF b	39.3
MMI Proposed Dividend ($0.10 per quarter)	19.5
Required Debt Amortization	0.0
2010 Excess Cash Flow	19.8
Ending 2010 Cash	77.3

Consensus 2011 FCF b	48.2
MMI Proposed Dividend ($0.10 per quarter)	19.5
Required Debt Amortization	16.0
2011 Excess Cash Flow	12.7
Ending 2011 Cash	90.1

(a) Per management's comments on the 3Q09 earnings call on November 24, 2009.
(b) Based on the average of Jefferies, Cantor Fitzgerald, Dahlman Rose and JPMorgan estimates.

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